January 19, 2006

Mail Stop 3561
Via U.S. mail and facsimile

Angeni Singh
Breezer Ventures, Inc.
2416 Main Street, Suite 117
Vancouver, British Columbie
Canada V5T 3E2

Re :     Breezer Ventures, Inc.
File Number  333-129229
Form SB-2, Amendment 1 filed January 6, 2006

Dear Mr. Singh]:

      We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. As all of Breezer Ventures` outstanding securities are being registered for resale, the proposed offering appears to be an offering "by or on behalf" of the registrant. Because Breezer Ventures is unable to conduct an "at the market" offering under Rule
415, please revise the terms of the offering to indicate that the securities will be offered and sold at a fixed price, which is disclosed in your prospectus, for the duration of the offering. Also, please disclose that the selling shareholders are acting as underwriters for the registrant when reselling the securities.
2. Please revise the prospectus to name the promoters of Breezer Ventures. See the definition of "promoter" in Rule 405 of Regulation
C.
3. Please revise your Form SB-2 to include Part II information.
4. Please submit on Edgar all correspondence related to the Form
SB-
2, including the November 25, 2005 letter in response to our October
27, 2005 letter.

   As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please contact Susann Reilly at 202-551-3236 if you have any questions.

					Sincerely,


      John Reynolds
					Assistant Director
      Office of Emerging Growth Companies

cc:  Thomas P. Erwin, Erwin and Thompson
      By facsimile to 775- 786-1180

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Angeni Singh, President
Breezer Ventures, Inc.
January 19, 2006
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